Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Corus Entertainment receives Toronto Stock Exchange approval for renewal of normal course issuer bid

     TORONTO, Feb. 13 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
today announced that the Toronto Stock Exchange ("TSX") has accepted the notice filed by Corus of its intention to renew its Normal Course Issuer Bid for its Class B Non-Voting Participating Shares through the facilities of the
TSX.

     Pursuant to the terms of its Normal Course Issuer Bid, Corus may, during the 12-month period commencing February 15, 2008 and ending February 14, 2009, purchase for cancellation up to a total of 6,000,000 Class B Non-Voting
Participating Shares on a post-split basis, which represent approximately 7.9%
of the "public float" of the Class B Non-Voting Participating Shares. On a daily basis, the Company will be entitled to purchase a maximum of 38,867
Class B Non-Voting Participating Shares, which is equivalent to 25% of the average daily trading volume calculated for the past six months on its Class B
Non-Voting Participating Shares. The price that Corus will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

     Corus believes that its Class B Non-Voting Participating Shares have been trading in a price range which may not fully reflect the value of these shares. As a result, the Company believes that its outstanding Class B
Non-Voting Participating Shares represent an attractive investment to Corus.

     Corus repurchased 1,500,000 Class B Non-Voting Participating Shares on a
pre-split basis at an average price of $48.47 during its previous Normal
Course Issuer Bid from February 15, 2007 to February 14, 2008.

     As at February 6, 2008, there were 80,005,822 Class B Non-Voting
Participating Shares outstanding, with a public float of 76,329,046 Class B
Non-Voting Participating Shares.

     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

     %SEDAR: 00013131EF          %CIK: 0001100868

     /For further information: Tom Peddie, Senior Vice President & Chief
Financial Officer, Corus Entertainment Inc., (416) 642-3780/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 08:17e 13-FEB-08